Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
Inflation Protection Solutions with Real Assets Recorded November 13, 2009 For more information, contact: spdretfs@statestreet.com 866.787.2257 www.spdrs.com www.spdru.com

Inflation and Real Assets

Inflation Protection — Long-Run Waves of lnflation .and Deflation

The Growth of the Money Supply

what are real assets Real Assets Examples Inflation Linked Bonds TIPS, Linkers, OATs Real Estate Direct, Equity REITS, Mortgage REITS Commodities Oil, Gold, Copper, Soybeans, Cattle Global Natural Resource Stocks Oil & Gas, Energy & Equipment Services, Metal & Mining, Paper & Forest Products Precious Metals Gold, Silver, Platinum Renewable Resources Forest and Forest Products, Water, Solar and Wind Power Infrastructure Toll Roads, Ports, Airports, Utility (Elec, Gas, Water) Distribution Collectables Artwork, Coins, Cars Inflation-Linked Bonds -Coupon payments adjust to reflect inflation over the life of the bond Real Estate -Rents, profits, and property values tend to increase with other prices Commodities -As the value of money falls, the value of hard assets tends to rise Global Natural Resource Stocks -Companies that produce basic resources and materials deliver strong earnings

Inflation Protection: Stocks and Bonds Have Historically Underperformed in Periods of Rising Inflation Asset classes are represented by the S&P 500 Index, Ibbotson’s US Long-Term Govt. Bond Index, based on annual calendar year returns with quarterly data. Source: SSgA and Morningstar, Rising inflation refers to years in which inflation increases by more than 0.5% from the previous year; declining inflation refers to years in which inflation decreases by more than 0.5% from previous year; stable inflation refers to years in which inflation change is between +0.5% and -0.5% from previous year. Past performance is not a guarantee of future results.

Tactical Considerations Conventional economists argue that rising inflation is unlikely when there is an output gap * But monetarists argue that the rising money supply will lead to future inflation Two additional concerns: Soaring commodity prices China’s appreciating renminbi

Research findings: gold as a tactical inflation Hedge and long-Team strategic asset

Disclaimer The information and opinions contained in this presentation have been obtained from sources believed to be reliable, but no representation or warranty, express or implied, is made that such information is accurate or complete and it should not be relied upon as such. This presentation does not purport to make any recommendation or provide investment advice to the effect that any gold related transaction is appropriate for all investment objectives, financial situations or particular needs. Prior to making any investment decisions investors should seek advice from their advisers on whether any part of this presentation is appropriate to their specific circumstances. This presentation is not, and should not be construed as, an offer or solicitation to buy or sell gold or any gold related products. Expressions of opinion are those of the World Gold Council only and are subject to change without notice.

Introduction Gold as a tactical inflation hedge Gold as a strategic asset versus other traditional inflation hedges Real returns, volatility, correlation and portfolio optimization Conclusion looming inflation US balance sheet has reached record highs Most major Central Banks embraced Quantitative Easing in one way or another Some investors are growing concerned about the exit strategy. Might central banks leave interest rates too low for too long? Pumping too much money into the world economy for too long risks making today’s solution into tomorrow’s problem: a sharp rise in inflation gold and cpi trend together when inflation rises Gold price (US$/oz) growth versus US CP1 Inflation; 2-year moving average, % year-on-year; 1973-2008

Gold tends to outperform in high inflation years Average real percentage change in the gold price (US$/oz) during high, moderate, and low inflation years; % year-on-year; 1974- 2008

Brief Description of the data Gold spot price at 5PM in New York S&P Goldman Sachs Commodity Index (GSCI) Bloomberg Real Estate Investment Trust Index (BB REITs) Barclay’s Treasury Inflation-Protected Securities Index (TIPS) Three time periods: Jan 1974 to May 2009 Dec 1993 to May 2009 Mar 1997 to May 2009

Real Returns and Volatility Annualized Real Returns (%) Annualized Volatility (%)* *Annualized volatility computed using monthly real returns over the corresponding period. Source: World Gold Council

Historic Gold Correlations Are Lower than GSC Correlation of monthly real returns on Gold (US$/oz), S&P GSCI, and versus various assets; Dec 1993-May 2009

Gold Has Much Lower Average Correlations that REIT

Gold Proved To Be a Better Diversifier (With GSCI)

Historic Allocation Estimates and Projected Scenario

Gold May Help Investors Achieve Max Reward-Risk

Gold Produced the Maximum Reward Per Unit of Risk

Gold May Be Attractive for Investors Who Own TIPS

Conclusions In two of the three historical periods, adding gold to a basic portfolio helped to achieve both the minimum variance (4- to 6.3% allocation) and maximum reward per unit of risk (7- to 9.9% allocation) portfolios A 6.9% allocation to gold produced the highest reward-risk portfolio in the projected scenario Investors who already hold TIPS still benefit by adding gold (3.5% for minimum variance, 7.6% for maximum reward-risk)

Actionable Investment Ideas with Real Assets

ETFs that Offer Real Assets Exposure Sector Assets ($mil) No. of ETFs Commodity 59,718,459 30 Energy/Natural Resources 17,580,188 46 Inflation Protected Bond 17,367,748 6 Real Estate 11,320,827 21 Total 105,987,222 103

Real Assets Risk and Return

Asset	Benchmark	% of Real Asset Blend
TIPS	Barclays Capital US TIPS Index™	20%
REITs	Dow Jones US Select REIT Index℠	30
Commodities	S&P GSCI™ Index	25
Global Natural Resource Stocks	MSCI World Natural Resources Index℠	25

Seek to deliver similar risk as longer dated TIPS, but with higher return potential



[%]
9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
Expected Return
Combination of Real Asset
Global Natural Resource Stocks
US REITs
Commodities
US TIPS
0.0
3.0
6.0
9.0
12.0
15.0
18.0
21.0
25.0
Standard Deviation (Risk)

Expected returns are based on SSgA's GAA long-term asset class forecasted returns, long-term standard deviations and correlations as of December 31, 2008. The results shown do not represent the results of actual trading using client asset or actual investment decisions of the advisor. These results do not reflect the effect of material economic and market factors on decision-making. The forecasted performance is not necessarily indicative of future results, which could differ substantially.
Sources: SSgA, Ibbotson Associates, Bergman and Howard, *Journal of Wealth Management*, 2003, MSCI, and FactSet
The MSCI World Natural Resources Index℠ is a trademark of Morgan Stanley Capital International.
Barclays Capital Barclays Capital US TIPS Index™ is a trademark of Barclays Capital, Inc.
The Dow Jones US Select REIT Index℠ is calculated and distributed by Dow Jones Indexes pursuant to an agreement between Dow Jones & Company, Inc.
Dow Jones is a service mark of Dow Jones.

SPDR UNIVERSITY

Using ETPs Hypothetical portfolios are for illustration purposes only and does not constitute investment advice and should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor particular investment objectives, strategies, tax status or investment horizon. All investing involves risk. SSgA encourages investors to seek the advice of well-qualified financial advisers, accountants, attorneys and other professionals before making any investment decision.

Real Assets Return and Risk Characteristics Source: StyleADVISOR, SSgA Strategy & Research. Past performance is not a guarantee of future results. Index performance is not meant to represent the performance of any particular ETP. Indices are unmanaged and not subject to management fees and other expenses which would reduce performance. It is not possible to invest directly in an index. Real asset blend is comprised of 20% Barclays US TIPS Index™, 15% Dow Jones REIT lndexSM, 15% Dow Jones Global Ex-US REIT Index, 15% Dow UBS Commodities Index, 10% Gold London PM Fixing and 25% Energy Select Sector Index.

Disclosure FOR INVESTMENT PROFESSIONAL USE ONLY. Not for use with public. This presentation is for informational purposes only. This presentation or any portion thereof may not be reprinted, sold or redistributed without the written consent of SSgA. Although the statements of fact and data in this presentation have been obtained from, and are based upon, sources believed to be reliable, SSgA does not guarantee their accuracy, and any such information may be incomplete or condensed. All opinions included in this presentation constitute the judgment of SSgA as of the date of this report and are subject to change without notice. ETFs trade like stocks, are subject to investment risk and will fluctuate in market value. Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; and inflation risk. The fund may invest in lower-quality debt securities that generally offer higher yields, but also carry more risk. REIT funds may be subject to a high degree of market risk due to lack of industry diversification. REIT funds may be subject to other risks including, but not limited to, changes in real estate values or economic conditions, credit risk and interest rate fluctuations and changes in the value of the underlying property owned by the trust and defaults by borrowers. Because of their narrow focus, sector funds tend to be more volatile than funds that diversify across many sectors and companies. Frequent trading of ETF’s could significantly increase commissions and other costs such that they may offset any savings from low fees or costs, Diversification does not protect against loss. Shares of SPDR ETF shares are not insured by the FDIC or by another governmental agency; they are not obligations of the FDIC nor are they deposits or obligations of or guaranteed by State Street Bank and Trust Company. SPDR ETF shares are subject to investment risks, including possible loss of the principal invested. The SPDR ETF shares pay SSgA Funds Management, Inc. for its services as investment adviser and State Street Bank and Trust company for its services as custodian, transfer agent and shareholder servicing agent. The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by State Street, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw- Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw- Hill has no obligation or liability in connection with the administration, marketing or trading of financial products. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MCGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.

Disclosure (continued) SPDR Gold Trust has filed a registration statement {including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111. Statement Regarding Forward-Looking Statements This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions {for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and the Market Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing c laims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements

Disclosure (continued) and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, and there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, the SPDRGold Trust expects the value of an investment in the Shares to decline proportionately. Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools. Not FDIC Insured — No Bank Guarantee — May Lose Value For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today. Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors, One Lincoln Street, Boston, MA 02111-2900 The trademarks and service marks contained herein are the property of their respective owners. Third-party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data provided and not have liability for damages of any kind relating to such data.

Disclosure (continued) Index returns do not represent actual fund performance and are for illustration purposes only. Index performance does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Index returns do not reflect any management fees, transaction costs, or expenses either. In general, fund shares can be expected to move up or down in value with the value of the applicable index. Although shares may be bought and sold on the exchange through any brokerage account, shares are not individually redeemable from the Fund. Investors may acquire shares and tender them for redemption through the Fund in Creation Unit Aggregations only, please see the prospectus for more details. The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. (“McGraw-Hill”). No financial product offered by State Street Global Advisors, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by McGraw-Hiil.Standard & Poor’s ®, S&P ®, SPDR® and S&P 500 ©are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by State Street Bank and Trust Company. Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR shares, MidCap SPDRs and Dow Diamonds, all unit investment trusts and Select Sector SPDRs. Before investing in any SPDR ETFs, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, calf 1.866.787.2257 or visit )^vy.s$drs..com. Read it carefully.

Questions ? Contact us: spd retfs@statestreet. com 866.787.2257 www.spdrs.com www.spdru.com

First issued: December 2, 2009. This Free Writing Prospectus is being filed in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.